SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-10777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ambac Financial Group, Inc.

Savings Incentive Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ambac Financial Group, Inc.

One State Street Plaza

New York, New York 10004

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

Ambac Financial Group, Inc.

Savings Incentive Plan

Report of Independent Registered Public Accounting Firm

The Administrator

Ambac Financial Group, Inc. Savings Incentive Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Ambac Financial Group, Inc. Savings Incentive Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 and Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 26, 2006

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value (see note 3):
Ambac Financial Group, Inc. Stock Fund	$22,823,208	$24,045,315
Mutual Funds	49,711,321	45,352,088
Loans to participants	700,562	844,678

Total investments	73,235,091	70,242,081

Receivables:
Employer contributions receivable (see note 1(b))	2,082,976	1,987,048
Participant contributions receivable	136,590	125,549

Total receivables	2,219,566	2,112,597

Net assets available for plan benefits	$75,454,657	$72,354,678

See Accompanying Notes to the Financial Statements

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Contributions:
Employer contributions	$2,877,264	$2,734,708
Participant contributions	2,833,149	2,635,424
Rollovers	875,979	38,448

Total contributions	6,586,392	5,408,580

Investment Income:
Interest and dividends	1,907,707	1,091,496
Net (depreciation) appreciation in fair value of investments (see note 3)	(52,976)	7,109,251

Total investment income	1,854,731	8,200,747

Total additions	8,441,123	13,609,327

Deductions from net assets attributed to:
Benefit payments	5,339,804	5,791,620
Administrative expenses	1,340	1,300

Total deductions	5,341,144	5,792,920

Net increase	3,099,979	7,816,407
Net assets available for plan benefits:
Beginning of year	72,354,678	64,538,271

End of year	$75,454,657	$72,354,678

See Accompanying Notes to the Financial Statements

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the Ambac Financial Group, Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or Plan document for more complete information of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all regular employees of Ambac Financial Group, Inc. (“Ambac”) who have completed at least six months of service in which the employee is credited with at least 500 hours of service. Ambac is the Plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is a program designed to encourage long-term savings by eligible employees of Ambac. These savings are achieved through a systematic program of salary deferrals. The employee’s salary is reduced by the amount elected to be saved on a pre-tax basis. The pre-tax “deferred” part of the employee’s salary is not taxable to the employee until distribution, unless such distribution is to another eligible retirement plan.

(b)	Contributions

Each participant in the Plan directs Ambac to defer on a pre-tax basis a certain percentage of his or her compensation. Employee contributions are accrued when deducted from employee pay and are invested after receipt by the trustee. Eligible participants age 50 or over may also elect additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”) of 2001. These catch-up contributions are not matched by Ambac. Employees may contribute to the Plan up to 20% of base compensation. The maximum annual contribution is $14,000 for 2005 and $13,000 for 2004. Ambac makes an employer matching contribution of 50% of the employee’s contributions up to 6% of such participants’ base compensation, subject to limits set by the Internal Revenue Code. Ambac may also make a Basic Profit Sharing contribution of 3% of base compensation and a Supplemental Profit Sharing contribution of an additional 3% of base compensation in the subsequent year to eligible employees. Additionally, Ambac may make a Discretionary Profit Sharing contribution equal to an amount determined by Ambac, in its sole discretion, for the taxable year with or within which the applicable Plan year ends. In 2006 and 2005, Ambac made a $2,082,976 and $1,987,048 contribution for its Basic and Supplemental Profit Sharing Contribution for 2005 and 2004, respectively. All employer Supplemental Profit Sharing contributions and Discretionary Profit Sharing contributions are automatically allocated to the Ambac Financial Group, Inc. Stock Fund. Contributions are subject to certain limitations as prescribed by the Internal Revenue Code. When one reaches the age of 55, one may begin to allocate certain portions of his/her Supplemental Profit Sharing

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1), Continued

account balance that are invested in the Ambac Stock Fund to other Investment Funds in accordance with a formula in the Plan. Effective with the Plan year beginning January 1, 2005, all contributions are invested as directed by the participant. There is no requirement to hold any portion of the employee’s account in the Ambac Financial Group Inc. Stock Fund.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) Ambac’s contributions, and (b) Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in all contributions plus actual earnings or losses thereon.

(e)	Payments of Benefits

On termination of employment, retirement, total and permanent disability, or death, a participant or participant’s beneficiary may elect to receive an immediate lump-sum amount equal to the value of his or her account, or may elect to defer receipt of such lump sum payment until such participant attains the age of 70 1/2. If the participant’s amount is less than $5,000, a lump sum distribution is made following termination of employment.

(f)	Participant Loans

Participants may borrow, subject to limitations relative to prior loans, up to one-half of their vested account balances, but not to exceed $50,000. The minimum loan amount is $500. The loan will bear a fixed rate of interest as determined by the Plan Administrative Committee. Participants may have up to three outstanding loans at any one time. Repayment of the loan shall be made through payroll deductions over a term not to exceed five years. However, if the loan is used to acquire a principal residence, the term of the loan may be for up to 15 years. All outstanding loans shall be due and payable at the time of any distribution of all or any portion of the value of a participant’s account.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosures of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Ambac Financial Group, Inc. Stock Fund is valued at its year-end unit closing price. The Ambac Financial Group, Inc. Stock Fund consists of Ambac Financial Group, Inc. Common Stock as well as small amounts of cash and cash equivalents. The Ambac Financial Group, Inc. Common Stock in the stock fund is valued using quoted market prices. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

(c)	Plan Expenses

It is Ambac’s present practice to pay routine administrative, accounting, legal and investment advisory expenses of the Plan.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Risks and Uncertainties

The Plan offers a number of investment options including the Ambac Financial Group, Inc. Stock Fund and a variety of mutual funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(2), Continued

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ambac Financial Group, Inc. Stock Fund, which principally invests in the securities of a single issuer.

(3)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2005		2004
Ambac Financial Group, Inc. Stock Fund	$22,823,208	*	$24,045,315	*
Vanguard Growth & Income Mutual Fund	6,649,094		6,339,398
Vanguard 500 Index Mutual Fund	6,285,354		6,135,662
Vanguard Prime Money Market Mutual Fund	5,773,211		6,312,057
Vanguard Windsor II Mutual Fund	4,911,005		3,763,595
Vanguard International Growth Mutual Fund	4,432,780		3,428,835
Vanguard U.S. Growth Mutual Fund	4,383,815		4,102,402
Vanguard Explorer Mutual Fund	4,261,442		3,833,859

*	Includes nonparticipant-directed portion (see note 4)

The net (depreciation) appreciation of investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Ambac Financial Group, Inc. Stock Fund	$(1,520,314)	$3,913,095
Mutual Funds	1,467,338	3,196,156

Total	$(52,976)	$7,109,251

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(4)	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2005	2004
Net Assets:
Ambac Financial Group Inc. Stock Fund *	$22,823,208	$24,045,315

Employer contribution receivable	$246,372	$1,114,298

	Year Ended December 31, 2005	Year Ended December 31, 2004
Changes in Net Assets*:
Contributions	$1,578,744	$1,628,662
Interest and dividends	169,920	144,150

Net (depreciation) appreciation in fair value	(1,520,314)	3,913,095
Benefit payments	(1,268,191)	(1,526,533)
Administrative expenses	(580)	(604)
Transfers to participant directed-investments, net	(181,686)	(1,442,236)

	$(1,222,107)	$2,716,534

*	The Ambac Financial Group, Inc. Stock Fund displayed above is for both participant / nonparticipant-directed investments. It is not practicable to determine the balance of nonparticipant-directed net assets.

(5)	Income Tax Status

The Internal Revenue Service has determined and informed Ambac by a letter dated March 5, 2004 that the Plan, and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

(6)	Plan Termination

Although it has not expressed any intention to do so, Ambac has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations, generally to provide benefits, after all expenses, to the participants and beneficiaries of the Plan.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(7)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (“Vanguard”). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Schedule 1

Ambac Financial Group, Inc.

Savings Incentive Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue	Description	Current Value
* Ambac Financial Group, Inc. Stock Fund	Common Stock Fund; 324,328 shares at cost of $12,199,869	$22,823,208

* Vanguard Growth & Income Mutual Fund	Mutual Fund; 208,501 shares	6,649,094
* Vanguard 500 Index Mutual Fund	Mutual Fund; 54,693 shares	6,285,354
* Vanguard Prime Money Market Mutual Fund	Mutual Fund; 5,773,211 shares	5,773,211
* Vanguard Windsor II Mutual Fund	Mutual Fund; 156,751 shares	4,911,005
* Vanguard International Growth Mutual Fund	Mutual Fund; 211,085 shares	4,432,780
* Vanguard U.S. Growth Mutual Fund	Mutual Fund; 244,224 shares	4,383,815
* Vanguard Explorer Mutual Fund	Mutual Fund; 56,736 shares	4,261,442
* Vanguard Long-Term Investment Grade	Mutual Fund; 278,595 shares	2,652,225
* Vanguard Wellington Mutual Fund	Mutual Fund; 71,988 shares	2,184,850
* Vanguard Total Bond Market Index Mutual Fund	Mutual Fund; 216,445 shares	2,177,435
* Vanguard Inflation-Protected Securities Mutual Fund	Mutual Fund; 138,963 shares	1,689,789
* Vanguard REIT Index Mutual Fund	Mutual Fund; 80,509 shares	1,594,079
* Vanguard LifeStrategy Growth Mutual Fund	Mutual Fund; 52,690 shares	1,106,496
* Vanguard LifeStrategy Conservative Growth Mutual Fund	Mutual Fund; 34,002 shares	526,683
* Vanguard LifeStrategy Moderate Growth Mutual Fund	Mutual Fund; 20,889 shares	385,823
* Vanguard LifeStrategy Income Mutual Fund	Mutual Fund; 23,758 shares	320,498
* Vanguard GNMA Mutual Fund	Mutual Fund; 18,038 shares	185,787
* Vanguard Short-term Bond Index Mutual Fund	Mutual Fund; 14,311 shares	141,969
* Vanguard Calvert Social Index Mutual Fund	Mutual Fund; 5,938 shares	48,984

* Participant Loans	86 participants loans (Interest rate range 5.00% to 10.5%)	700,562

		$73,235,091

*	party-in-interest as defined by ERISA

See accompanying report of Independent Registered Public Accounting Firm

Schedule 2

Ambac Financial Group, Inc.

Savings Incentive Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2005

Identity and Description	Number of purchases	Purchase price	Number of sales	Selling price	Cost of assets sold	Net gain
The Vanguard Group - Vanguard Prime Money Mkt	113	$1,988,335
The Vanguard Group - Vanguard Prime Money Mkt			85	$2,527,181	$2,527,181	$—
The Vanguard Group - Ambac Inc Stock Fund	57	3,165,789
The Vanguard Group - Ambac Inc Stock Fund			85	2,867,582	2,004,094	863,488

See accompanying report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ambac Financial Group, Inc.
Savings Incentive Plan

Dated: June 27, 2006	By:	/s/ Sean T. Leonard
Sean T. Leonard
Senior Vice President and Chief Financial Officer

Dated: June 27, 2006	By:	/s/ Gregg L. Bienstock
Gregg L. Bienstock, Esq.
Senior Vice President,
Chief Administrative Officer and Employment Counsel
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Document
23	Consent of Independent Registered Public Accounting Firm.